                                                                      EXHIBIT 12

            NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

                COMPUTATION OF RATIO OF MARGINS TO FIXED CHARGES
                         (DOLLAR AMOUNTS IN THOUSANDS)

              FOR THE NINE MONTHS ENDED FEBRUARY 28, 1995 AND THE
              YEARS ENDED MAY 31, 1994, 1993, 1992, 1991 AND 1990

                                  FEBRUARY
                                    28,
                                    1995        1994        1993        1992        1991        1990
                                  --------    --------    --------    --------    --------    --------
Net margins before
  extraordinary loss...........   $ 43,976    $ 33,188    $ 41,648    $ 45,553    $ 48,305    $ 39,273
Add: Fixed charges.............    259,512     263,230     265,412     314,863     349,954     354,010
                                  --------    --------    --------    --------    --------    --------
Margins available for fixed
  charges......................   $303,488    $296,418    $307,060    $360,416    $398,259    $393,283
                                  ========    ========    ========    ========    ========    ========
Fixed charges:
  Interest on all debt
     (including amortization of
     discount and issuance
     costs)....................   $259,512    $263,230    $265,412    $314,863    $349,954    $354,010
                                  --------    --------    --------    --------    --------    --------
          Total fixed
            charges............   $259,512    $263,230    $265,412    $314,863    $349,954    $354,010
                                  ========    ========    ========    ========    ========    ========
Ratio of margins to fixed
  charges......................       1.17        1.13        1.16        1.14        1.14        1.11
                                  ========    ========    ========    ========    ========    ========